02029482

FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of June 5, 2002

TUBES OF STEEL OF MEXICO, S.A.
(Translation of Registrant's name into English)

TUBOS DE ACERO DE MEXICO, S.A.
Edificio Parque Reforma
Campos Eliseos #400
Mexico, D.F., 11560 Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F √ Form 40-F____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No √

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 5, 2002

Tubos de Acero de México, S.A.

By: Gerardo Varela
Chief Financial Officer

By: Cecilia Bilesio
Corporate Affairs

Tamsa
Tenaris Group

Press Release

Gerardo Varela / José Ramón Calderón
Tamsa
011-52-55-5282-9913
www.tamsa.com.mx

Cesar Villavicencio
Citigate Dewe Rogerson Inc.
(212) 688-6840 / (212) 419-8305

MEXICO CITY (June 4, 2002) – Tubos de Acero de México, S.A. (AMEX: TAM) informs about the press release of the Techint Group:

The Techint Group, Tamsa's controlling shareholder, published today the following press release:

"With reference to an article today in the journal, Milano Finanza, referring to an imminent public exchange offer by a holding company constituted in Luxemburg for the shares of Dalmine S.p.A. (Italy), Siderca S.A.I.C. (Argentina) and Tubos de Acero de México S.A. (Mexico), the Techint Group clarifies that it is in the process of evaluating the convenience, timing and design of a reorganization of the group of companies forming the alliance known as Tenaris.

The transaction to which the article refers represents only one of a number of possibilities under study and evaluation, with relation to which no firm decision has been taken.

This communication does not constitute an offer or solicitation for the sale or purchase of securities of any of the companies mentioned in any jurisdiction."

Some of the statements contained in this press release are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended. Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil prices and their impact on investment programs by oil companies.

Tamsa
Tenaris Group

FOR IMMEDIATE RELEASE

Gerardo Varela / Gonzalo Amérigo
Tamsa
011-52-55-5282-9913
www.tamsa.com.mx

Cesar Villavicencio
Citigate Dewe Rogerson Inc.
(212) 688-6840 / (212) 419-8305

MEXICO CITY (May 13, 2002) – Tubos de Acero de México, S.A. (AMEX: TAM) today announced the following:

During the Shareholders Meeting held on April 30, 2002, shareholders approved a dividend payment of US$0.08748 per share or US$0.4374 per ADR (one ADR = five shares) of the 2001 issue currently in circulation. The Board of Directors has established May 31, 2002 as the payment date.

The dividend payment approved corresponds entirely to retained taxed earnings.

Some of the statements contained in this press release are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended. Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil prices and their impact on investment programs by oil companies.